Zubra Inc.
717 N. Union Street, #114
Wilmington, Delaware 19805

March 25, 2014

Via Edgar

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Washington, DC 20549

Re: Zubra Inc.
Registration Statement on Form S-1
Filed February 27, 2014
File No. 333-194170

Dear Mr. Spirgel,

Zubra, Inc., acknowledges receipt of the letter dated March 14, 2014 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

General

1.
Please revise to prominently identify your company as a shell company under Rule 405 of the Securities Act. Under that definition, a company is a shell company when it has no or nominal operations and either (i) no or nominal assets; (ii) assets consisting solely of cash or cash equivalents; (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Your disclosure and financial statements show you have no or nominal operations and assets consisting solely of cash. Until your financial statements reflect more than nominal expenditures in developing your business plan, your company is considered a shell company.

RESPONSE: See 1st Amended S-1. We have added risk factors and have made additional disclosures in the S-1 regarding being a shell company.

2.
Please revise your cover page to fix the offering price for the duration of the offering, insofar as you are not eligible to conduct an at the market offering under Rule 415(a)(1)(x) of Regulation C. Please similarly revise at page 14, in paragraph 3, under the risk factor “Currently there is no market for our common stock, and there is no assurance that any public market will ever develop…,” as well as at page 22, under “Determination of Offering Price,” and on page 23, under “Plan of Distribution.”

RESPONSE: See 1st Amended S-1 at cover page, page 22 and page 23.

3.
Please revise your cover page to clarify that yours is a best efforts offering, with no minimum. Please also revise to indicate that there will be no use of an escrow account in connection with the offering and that any subscriptions will be immediately available to management, regardless of how much is raised in the offering.

RESPONSE: See 1st Amended S-1 at cover page.

Summary of Our Offering, page 5

4.	Please revise paragraph three to indicate in what sense some of your membership would be “pre-approved.” Please also discuss whether you anticipate there being various classes of membership.

RESPONSE: See 1st Amended S-1 at page 5. Users of our site must register as members. Membership is free and can be done at any time prior to purchase.

Risk Factors, page 8

5.	Please include a risk factor regarding the resale restrictions imposed by Rule 144 of the Exchange Act, including those in Rule 144(i), which apply to a former or current shell company.

RESPONSE: See 1st Amended S-1 at page 5 and see additional section under Market for Securities.

You may face significant restrictions on the resale of your shares due to state “Blue Sky” laws, page 16

6.
We note that you do not plan on having your securities registered in any state until you receive expressions of interest from investors resident in such states after they have viewed the prospectus. Tell us how management plans on distributing copies of the prospectus to prospective investors in states where you have not registered this offering.

RESPONSE: See 1st Amended S-1 at page 16. We have amended Risk Factor 29 to remove the phrase “after they have viewed this Prospectus”. We do not intend to market or distribute our prospectus in restricted states, however, broker-dealers do monitor Edgar and could contact us,

Use of Proceeds, page 22

7.	Please revise paragraph two to indicate how the company will invest net proceeds pending their use for general corporate purposes.

RESPONSE: See 1st Amended S-1 at page 22. The company will use a standard business checking account and will not invest any of the net proceeds of this offering.

Plan of Distribution, page 23

8.
The second sentence of this section implies that the shares being registered are being registered “for possible resale.” Please revise to make clear that the shares being registered are being offered solely by the Company.

RESPONSE: See 1st Amended S-1 at page 23. The shares are only being offered for sale by the Company.

Plan of Operation, page 32

9.
We note that in the charts detailing how funds will be expended in the event that 50% or 30% of the shares registered are sold, the totals expended exceed the amount raised plus cash on hand of $22,480. Please advise or revise.

RESPONSE: See 1st Amended S-1 at page 32.

 We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

/s/ Mr. Yitzhak Shtinovitz
Mr. Yitzhak Shtinovitz
President

VIA EDGAR
cc:	Paul Fischer. Staff Attorney, SEC